UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-5741



REPORT FOR PERIOD
October 1, 1999 to December 31,1999
PURSUANT TO RULE 24



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY
Shreveport, Louisiana 71156

PUBLIC SERVICE COMPANY OF OKLAHOMA
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401





This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period October 1, 1999 through December 31, 1999.

                                  4th QUARTER 1999
                        SWEPCO RAIL CAR MAINTENANCE FACILITY
                                   RULE 24 REPORT


A. NUMBER OF RAIL CARS SERVICED
                              SWEPCO        CPL          PSO           TOTAL
         OCTOBER                  447          116             1            564
         NOVEMBER                 315          117            65            497
         DECEMBER                 188          117           150            455
                         -------------------------------------------------------

         TOTAL                    950          350           216          1,516
                         =======================================================

B. AMOUNT OF EXPENDITURES
    DETAIL                 SWEPCO        CPL          PSO           TOTAL
     DIRECT LABOR -
         OCTOBER           $65,226.65    $8,675.96       $654.61     $74,557.22
         NOVEMBER           36,401.97     8,037.68        518.76      44,958.41
         DECEMBER           17,045.33     8,960.19     24,275.00      50,280.52
                         -------------------------------------------------------
         TOTAL            $118,673.95   $25,673.83    $25,448.37    $169,796.15
                         =======================================================

     DIRECT MATERIAL -
         OCTOBER          $219,935.84        $6.48        $12.14    $219,954.46
         NOVEMBER          137,320.72    58,652.41             -     195,973.13
         DECEMBER           47,913.59    34,315.46    129,490.55     211,719.60
                         -------------------------------------------------------
         TOTAL            $405,170.15   $92,974.35   $129,502.69    $627,647.19
                         =======================================================

     OTHER DIRECT EXPENSES -
         OCTOBER          ($13,353.60)   $2,617.88    $27,775.72     $17,040.00
         NOVEMBER            6,766.31   (13,533.41)    36,469.98      29,702.88
         DECEMBER          (14,804.29)  (20,838.41)    27,512.17      (8,130.53)
                         -------------------------------------------------------
         TOTAL            ($21,391.58) ($31,753.94)   $91,757.87     $38,612.35
                         =======================================================

     INDIRECT EXPENSES SHARED ON
     COST RATIO
         OCTOBER           $96,002.33   $12,769.95       $963.48    $109,735.76
         NOVEMBER           59,144.70    13,059.34        842.97      73,047.01
         DECEMBER           29,499.98    15,507.07     42,013.54      87,020.59
                         -------------------------------------------------------
         TOTAL            $184,647.01   $41,336.36    $43,819.99    $269,803.36
                         =======================================================

     TOTAL EXPENDITURES
         OCTOBER          $367,811.22   $24,070.27    $29,405.95    $421,287.44
         NOVEMBER          239,633.70    66,216.02     37,831.71     343,681.43
         DECEMBER           79,654.61    37,944.31    223,291.26     340,890.18
                         -------------------------------------------------------
         TOTAL            $687,099.53  $128,230.60   $290,528.92  $1,105,859.05
                         =======================================================


C. COMPUTATION OF
     COST RATIO            SWEPCO        CPL          PSO           TOTAL
     OCTOBER 1999
         DIRECT LABOR      $65,226.65    $8,675.96       $654.61     $74,557.22
         COST RATIO             87.48%       11.64%        00.88%        100.00%

     NOVEMBER 1999
         DIRECT LABOR      $36,401.97    $8,037.68      $518.76      $44,958.41
         COST RATIO             80.97%       17.88%         1.15%        100.00%

     DECEMBER 1999
         DIRECT LABOR      $17,045.33    $8,960.19    $24,275.00     $50,280.52
         COST RATIO             33.90%       17.82%        48.28%        100.00%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 7th day of February, 2000.


                       SOUTHWESTERN ELECTRIC POWER COMPANY

                              By    /s/ R. Russell Davis
                                    ------------------------
                                    R. Russell Davis
                                    Controller and
                                    Chief Accounting Officer

                                INDEX TO EXHIBITS




    Exhibit                                                        Transmission
    Number                          Exhibit                            Method


      1          October 1999 statement furnished by SWEPCO to       Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges

      2          November 1999 statement furnished by SWEPCO to      Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges

      3          December 1999 statement furnished by SWEPCO to      Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges